VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

November 2, 2023

Re:	ETX Park Fund #2 LLC
Amendment No.5 to Offering Statement on Form 1-A/A
File No. 024-12222

Ladies and Gentlemen:

On behalf of ETX Park Fund #2 LLC (the “Company”), I hereby request qualification of the above-referenced offering statement (filed October 31, 2023) at 9:00AM, Eastern Time, on Tuesday November 7, 2023, or as soon thereafter as is practicable.

Sincerely,

s/ Brent Beal

CEO of ETX Park Fund #2 LLC